[REALNETWORKS, INC. LETTERHEAD]
November 14, 2008
Via EDGAR and Overnight Delivery
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mark Kronforst, Accounting Branch Chief
David Edgar, Staff Accountant

Re:	RealNetworks, Inc.
Form 10-K for the Year Ended December 31, 2007
Filed February 29, 2008
File No. 000-23137
Dear Mr. Kronforst:
     RealNetworks, Inc. (the “Company”) submits this letter in response to the comments contained in the staff of the Securities and Exchange Commission’s (the “Staff”) letter dated October 30, 2008 (the “Comment Letter”) relating to the above referenced filing. For your convenience, we have repeated the comments contained in the Comment Letter below in italicized, bold type before our response. You will note that we expanded our disclosure in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 filed November 10, 2008 (“September Form 10-Q”) in response to the Staff’s comments.
Form 10-K for the Fiscal Year Ended December 31, 2007
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 30
1.	It appears that in recent periods your business activities have increasingly emphasized delivery of your products and services through an application service provider model, as opposed to the system software licenses that were previously emphasized. Please consider providing concise industry background to introduce investors to the conditions or events that have led to this change, and discuss its effect on your operations and business plan. Additionally, please expand to provide insight regarding your acquisition strategies and explain how you have been implementing those strategies. Finally, consider discussing the effect that the cash payments from the Microsoft antitrust settlement agreement had on your

United States Securities and Exchange Commission
November 14, 2008

activities in recent periods and discuss the impact of the completion of Microsoft’s performance under the settlement agreement on your prospects and strategies going forward.

Response: We considered the Staff’s comments and expanded the Overview section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in our September Form 10-Q to (1) provide background on external market conditions and other factors that impacted our shift in emphasis from system software sales to the application service provider business model in our Technology Products and Solutions segment, (2) describe our acquisition strategy and our implementation of that strategy, and (3) describe the impact of the Microsoft settlement payments and the anticipated effect on our business strategies and prospects from the completion of Microsoft’s performance under the settlement agreement and related commercial agreements. For the Staff’s convenience, the excerpt from the Overview section of MD&A from our September Form 10-Q containing the additional disclosure described above is set forth in Annex A attached to this letter.
Revenue by Segment, page 36
2.	In your response letter to us dated April 12, 2007 (comment number 1 relating to your 2006 Form 10-K), you indicated that in future filings you would enhance disclosure in your MD&A to provide quantification for material changes in revenues and expenses. However, we note that in your 2007 Form 10-K, you continue to refer to multiple factors without quantifying them. For example, you attribute the 185% increase in Technology Products and Services revenues to three acquired businesses without disclosing their relative significance. Please tell us how the disclosure under this section reflects the assertion made in the April 12, 2007 letter and tell us how you concluded that your disclosures comply with Section III.D of SEC Release No. 33-6835.

Response: In our April 12, 2007 response letter, we indicated that in accordance with the guidance set forth in Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835 we would (1) quantify material year-over-year changes in revenue within each of our product lines in dollar amount or percentage terms, (2) provide quantitative measures with respect to material changes in cost of sales within our consumer product lines and operating expense categories, and (3) accurately and discretely quantify the impact of acquisitions on our operating results to the extent we are able to do so.

United States Securities and Exchange Commission
November 14, 2008

In our Annual Report on Form 10-K for the year ended December 31, 2007 (“2007 Form 10-K”), we quantified in percentage terms the material year-over-year changes within revenue for our reportable segments and in the operating expense categories (see pages 37-38, 42-44 of our 2007 Form 10-K). We were unable to quantify material year-over-year changes in costs of revenue in our 2007 Form 10-K because we changed our allocation methodology following our formation in August 2007 of Rhapsody America with MTV Networks, a division of Viacom International Inc. However, beginning with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, we quantified the material changes in cost of sales within our consumer product lines in percentage terms (see pages 27-28 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008). In addition, in our 2007 Form 10-K, we also described the effects of the WiderThan acquisition on revenues and operating expenses in several places in MD&A.

In response to the Staff’s additional comments, in our September Form 10-Q, we quantified in dollar amounts the material period-over-period changes in Revenue by Segment, Consumer Revenue, Geographic Revenue, License and Service Revenue, Cost of Revenue by Segment, Cost of License and Service Revenue and Operating Expenses (see pages 26-29). We also quantified the material changes in cost of revenue and operating expenses in dollar amounts (see pages 30-32 in our September Form 10-Q). In addition, in future filings we will continue to quantify in percentage or dollar amounts the material changes in operating results that are attributable to discrete acquisitions, to the extent we are able to do so. For example, in our September Form 10-Q, we quantified the impact of our Trymedia acquisition in dollars (see pages 26-32 in our September Form 10-Q). We supplementally advise the Staff that while we were able to measure the effects of the Trymedia acquisition on our results of operations for the quarter and nine months ended September 30, 2008, over time, we expect that it will become increasingly difficult to accurately and discretely quantify the impacts of the Trymedia acquisition as Trymedia becomes more integrated into our other operations.

3.	Your disclosures have not discussed the extent to which the changes in revenues from one period to the next were attributable to changes in volumes sold or to changes in prices charged. Currently, the text provides little information to investors about the pricing environment for your products over the three most recent years and how any changes for the prices of the goods has affected your business. For example, on pages 36-37 you disclose that music revenue increased 21% during 2007 compared to 2006, due primarily to growth in subscription revenue from your subscription-based music products which accounted for 86% of this increase. Further, on page 40, you disclose that service revenue increased 56% and 25%, respectively, in 2007 and 2006 due primarily to an increase in revenue from the increase in the number of subscribers, as well as changes in the price per subscription. In future filings please quantify the

United States Securities and Exchange Commission
November 14, 2008

extent to which the revenue increases were the result of increases in volume sold or increases in price. See Item 303(a)(3)(iii) of Regulation S-K for further guidance.

Response: In response to the Staff’s comments, where relevant, and material, we intend to provide disclosure concerning the impact of change in volume or pricing on our revenue. We note that in our September Form 10-Q, we disclosed that during the quarter and nine months ended September 30, 2008, we experienced changes in our segment revenue, revenue by geography and license and service revenue due to changes in the volume and amount of goods sold, as measured by the number of subscribers to our services, the number of digital music tracks sold, the usage and users of our ASP services and the number of licenses we sold during the periods (see pages 26-29 of our September Form 10-Q).
Liquidity and Capital Resources, page 46
4.	In your response to comment number 3 in the April 12, 2007 letter, you indicated that in future filings you would expand your discussion to include disclosure regarding the underlying reasons for changes in working capital items that affect operating cash flows. However, we note that the disclosure in your 2007 Form 10-K does not appear to provide any additional insight into your operating cash flows. In this regard, we note that you aggregated your working capital sources and uses of cash and did not disclose the underlying reasons for these changes or how they impacted operating cash flow. Please tell us how the disclosure under this section reflects the assertion made in the April 12, 2007 letter and tell us how you concluded that your disclosures comply with Section IV.B.1 of SEC Release 33-8350.

Response: In response to the Staff’s 2007 comments, in the Liquidity and Capital Resources section of MD&A in our 2007 Form 10-K, we added a table that shows year-over-year changes in: working capital; cash, cash equivalents and short-term investments; and restricted cash, and provided an explanation of the drivers of the material changes in working capital and restricted cash. We also provided a narrative description of the material changes in working capital sources and uses of cash that was aligned with the working capital sources and uses of cash presented in our consolidated statement of cash flows. We believe that the description of the material changes in our operating cash flows in our 2007 Form 10-K describes the primary drivers necessary to an understanding of our cash flows, as required by Section IV.B.1 of SEC Release No. 33-8350. In response to the Staff’s recent additional comments, however, in our September Form 10-Q, we provided additional disclosure concerning material changes in working capital sources and uses of cash (see page 34 of our September Form 10-Q). In addition, we disclosed the reasons for period-over-period changes in cash, cash equivalents and short-term investments in our September Form 10-Q. For the Staff’s convenience, the relevant

United States Securities and Exchange Commission
November 14, 2008

excerpt from the Liquidity and Capital Resources section of MD&A from our September Form 10-Q containing the additional operating cash flows disclosure described above is set forth in Annex B attached to this letter. To the extent relevant and material, we intend to provide similar disclosure in future filings.
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 3. Rhapsody America, page 63
5.	Please provide us with your analysis supporting the conclusion that the call and put rights relating to the minority interest in Rhapsody do not represent freestanding financial instruments or derivatives that should be accounted for separately.

Response: As discussed in Note 3 of our Consolidated Financial Statements for the year ended December 31, 2007, and pursuant to the terms contained in the agreement between RealNetworks Inc. and MTV Networks (“MTVN”) to form Rhapsody America LLC (“the LLC Agreement”), we have the right to purchase from MTVN, and MTVN has the right to require us to purchase, MTVN’s interest in Rhapsody America (the “put/call feature”).

In considering the accounting treatment with respect to the put/call feature, we considered whether this feature fell under the provisions of SFAS 150: Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. Paragraph 8 of Statement 150 specifies that its scope is limited to three classes of freestanding financial instruments that embody obligations for the issuer. We noted that these three classes of freestanding financial instruments include (1) mandatory redeemable financial instruments, (2) freestanding financial instruments that embody obligations to repurchase an issuer’s equity shares and (3) freestanding financial instruments that embody certain obligations that the issuer must or can settle by issuing a variable number of its equity shares. In order to determine if the put/call feature is within the scope of SFAS 150, we had to determine if the feature is freestanding and embodies an obligation for the issuer.

Appendix D to SFAS 150 defines a freestanding financial instrument as a financial instrument that is entered into separately and apart from any of the entity’s other financial instruments or equity transactions, or in conjunction with some other transaction and is legally detachable and separately exercisable. The put/call feature was not entered into separately and apart from the Company’s interest in Rhapsody America, but rather was entered into in conjunction with the LLC Agreement. We determined that the put/call

United States Securities and Exchange Commission
November 14, 2008

feature is not legally detachable and separately exercisable based on the following factors:
•	The LLC Agreement does not allow for net settlement of the put/call feature.

•	The put/call feature is required to be physically settled, and the LLC Agreement requires all of the equity interests in Rhapsody America held by us or MTVN to be delivered upon settlement of the put/call feature. Thus, the equity interests in Rhapsody America held by us and MTVN subject to the put/call feature are in substance deemed to be specifically identified by the LLC Agreement.

•	If the equity interests in Rhapsody America that are subject to the put/call feature are transferred by either MTVN or us, the LLC Agreement states the transferee shall have all rights and obligations of the transferor including the put/call feature.
Based on this analysis, we have not accounted for the call and put rights noted above as a freestanding financial instrument under SFAS 150.

We have also analyzed the put and call features embedded in the partnership interest to determine if they constitute derivatives as defined by SFAS 133. The put and call features do not meet the definition of a derivative under SFAS 133 given the terms do not meet the criteria of paragraphs 6c and 9a-9c (i.e., the put/call feature is not net settleable). According to paragraph 6c, a financial instrument must have terms that require or permit net settlement, can be readily settled net by a means outside the contract or provide for delivery of an asset that puts the recipient in a position not substantially different from net settlement. None of the criteria outlined in paragraph 6c and 9a-9c of SFAS 133 are met based on the following reasons:
•	The terms of the put/call feature require one of the parties to deliver the equity interests in Rhapsody America associated with the underlying (i.e., the price of the equity interests in Rhapsody America),

•	There is no market mechanism to facilitate net settlement of the contract, and

•	The equity interests of Rhapsody America are not readily convertible to cash because Rhapsody America is a privately held company.

United States Securities and Exchange Commission
November 14, 2008

Based on our analysis above, we have concluded that the put/call feature is not a freestanding financial instrument or derivative.
Item 15. Exhibits and Financial Statements Schedule, page 93
Exhibit 31.1 and 31.2
6.	You replaced the word “report” with “annual report” in paragraph 1, and also failed to capitalize the first word of paragraphs 4(a)-(d) and 5(a)-(b). The certifications may not be changed in any respect from the language set forth in Item 601(b)(31)(i) of Regulation S-K. See Section II.B.4 of SEC Release No. 34-46427 (August 28, 2002) and the Division of Corporation Finance Staff Alert (March 4, 2005) available on our website at www.sec.gov. In future filings please provide certifications that do not vary from the specified format.

Response: Pursuant to the Staff’s request, our September Form 10-Q contained the certifications in the format specified in Item 601(b)(31) of Regulation S-K. Our future filings will also contain the certifications provided for in Item 601(b)(31) of Regulation S-K that do not vary from the specified format in Item 601(b)(31) of Regulation S-K.
* * * * *
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *

United States Securities and Exchange Commission
November 14, 2008

     We appreciate the Staff’s comments and request that the Staff contact the undersigned at (206) 674-2529, or Patrick Schultheis of Wilson Sonsini Goodrich & Rosati at (206) 883-2501, with any questions or comments regarding this letter. Thank you for your assistance.

Respectfully submitted, RealNetworks, Inc.
/s/ Michael Eggers
Michael Eggers
Senior Vice President and Chief Financial Officer

cc:	Robert Glaser
Robert Kimball
RealNetworks, Inc.

Patrick J. Schultheis, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Mark Gibson
KPMG LLP

ANNEX A
Excerpt from Overview Section in Management’s Discussion and Analysis of
Financial Condition and Results of Operations in the Company’s
Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2008
(filed November 10, 2008)
     Overview
     We are a leading creator of digital media services and software. Our mission is to deliver world class digital entertainment experiences — music, games or video — wherever and whenever consumers want them. Consumers use our services and software, such as Rhapsody, RealArcade, and RealPlayer to find, play, purchase, and manage free and premium digital content, including music, games, and video. Broadcasters, cable and wireless communication companies, media companies and enterprises, such as AT&T and Verizon in the U.S., Vodafone in Europe, and SK Telecom in Korea, use our digital media applications and services to create, secure and deliver digital media to PCs, mobile phones, portable music players and other consumer electronics devices and to provide entertainment services to their subscribers.
     Our strategy is to continue to (1) develop technology that provides meaningful differentiation to our chosen markets in digital entertainment services; (2) build a direct relationship with, and grow, our worldwide user base; and (3) create strong business partnerships with device makers, media companies, service providers and other distribution channels in order to build a sustainable and profitable global business. We intend to continue to expand our products and services beyond the PC to mobile devices and to create compelling digital media experiences on a variety of entertainment devices.
     We also intend to use our strong cash position to continue to seek acquisition opportunities to further our strategic initiatives and to enhance our competitive position. In recent years, we have focused our acquisition efforts principally to identify and acquire targets (1) with complementary technologies and products to ours in order to accelerate and supplement our research and development efforts, (2) to increase the distribution of our products and services into new geographies and (3) to gain significant new customers. For example, our Technology Products and Solutions business acquired WiderThan in 2006 to obtain a new set of products and technologies including ringback tone and music-on-demand businesses for mobile carriers. The WiderThan acquisition also expanded our geographic reach into South Korea and brought us a new strategic relationship with SK Telecom in South Korea. Subsequent to our acquisition of WiderThan, we acquired Sony NetServices in 2007 to expand our presence in Europe for our ringback tone and music-on-demand products and to enhance our strategic relationship with Vodafone. Similarly, in our Games business, we acquired Zylom in 2006 to expand our presence in Europe and Trymedia in April 2008 to expand the distribution of our casual games to a wide variety of new customers through Trymedia’s existing syndication business.

     We have recently focused our efforts on growing our Music and Consumer businesses through both internal initiatives, third party distribution and strategic acquisitions of businesses and technologies. Through our agreement with Verizon Wireless, we have expanded our Rhapsody subscription music service, which is provided through Rhapsody America, into the mobile carrier market. We have also increased our focus on “free-to-consumer” products and services, such as providing free music streaming for top music websites and downloadable games monetized through advertising. These products and services generate advertising revenue and are also designed to increase the exposure of our paid digital music and games products and services to consumers. We believe that the weakness of the economy and credit market turmoil will continue to negatively impact consumer and advertising spending, which in turn, may negatively affect our revenue in future periods. In addition, we expect our revenue to be impacted by the increased volatility in foreign exchange rates, particularly if the US dollar continues to gain strength against the euro and the Korean won.
     Our Technology Products and Solutions business consists of system software license sales and application service provider (ASP) services, which include ringback tones, music-on-demand, video-on-demand and messaging services. Our traditional system software sales have been negatively impacted primarily by the competitive effects of Microsoft, which bundles its competing technology with its market leading operating systems and server software. In December 2003, we filed suit against Microsoft in U.S. District Court to redress what we believed were illegal, anticompetitive practices by Microsoft. In October 2005, we entered into a settlement agreement with Microsoft regarding the settlement of all antitrust disputes worldwide, and we also entered into two commercial agreements related to our digital music and casual games businesses. The settlement agreement contained cash payments to us totaling approximately $761 million, the final installment of which we received in the quarter ended March 31, 2007, and the transactions under the commercial agreements have also concluded. While the payments we received under the settlement agreement have significantly enhanced our cash position and impact the comparability of our overall results of operations in 2007 and the results of operations in 2008, we do not expect that the completion of Microsoft’s obligations under the settlement agreement and the commercial agreements will materially impact our prospects or business strategies in future periods.
     In response to the slowing growth of our system software sales business we began to shift our focus to growing our ASP services, which we significantly enhanced by acquiring WiderThan in 2006. We believe that the transition to an ASP business model will create a more stable, recurring, and scalable revenue stream compared with our traditional system software license sales model. In addition, we have continued to de-emphasize our systems integration business primarily because it has lower margins and does not generate consistent recurring revenue streams. This shift away from the systems integration business to our ASP business has resulted in declines in our Technology Products and Solutions revenue in the quarter ended September 30, 2008.

2

ANNEX B
Excerpt from Liquidity and Capital Resources Section in Management’s Discussion and
Analysis of Financial Condition and Results of Operations in the Company’s
Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2008
(filed November 10, 2008)
     Cash used in operating activities consisted of net income adjusted for certain non-cash items including depreciation, amortization, stock-based compensation, purchases of trading securities, deferred income taxes, minority interest, gain on sale of interest in Rhapsody America, and the effect of changes in certain operating assets and liabilities, net of acquisitions.
     Cash used in operating activities in the nine months ended September 30, 2008 was $21.0 million and consisted of a net loss of $3.4 million, adjustments for non-cash items provided by operations of $12.1 million and cash used in activities related to certain operating assets and liabilities, net of acquisitions of $29.8 million. Adjustments for non-cash items primarily consisted of $38.0 million of depreciation and amortization expense, $17.5 million of stock-based compensation and $2.6 million of deferred income taxes, partially offset by $29.1 million of minority interest and $14.5 million of gain on sale of interest in Rhapsody America.
     Changes in certain operating assets and liabilities, net of acquisitions, in the nine months ended September 30, 2008, primarily consisted of an increase of $26.1 million in prepaid expenses and other assets due primarily to increases in deferred costs and prepaid royalties, and a decrease in accounts payable of $16.8 million due primarily to a decrease in payments to third party content providers, partially offset by a decrease in accounts receivable of $12.7 million related to decreases in revenue associated with our systems integration business.
     Cash used in operating activities in the nine months ended September 30, 2007, was $206.8 million and consisted of net income of $45.6 million, $270.0 million related to purchases of trading securities, adjustments for non-cash items provided by operations of $17.4 million and cash provided by activities related to certain operating assets and liabilities, net of acquisitions of $3.7 million. Adjustments for non-cash items primarily consisted of $5.4 million related to the unrealized gain on trading securities, $13.2 million of deferred income taxes, $6.5 million of minority interest and $7.9 million of gain on sale of interest in Rhapsody America, partially offset by $32.9 million of depreciation and amortization, and $17.3 million of stock based compensation.
     Changes in certain operating assets and liabilities, net of acquisitions, in the nine months ended September 30, 2007, primarily consisted of an increase of $28.3 million in accrued and other liabilities due primarily to increases in deferred revenue and accrued royalties payable, partially offset by a decrease in prepaid and other assets of $11.6 million related to increases in deferred costs and prepaid royalties, an increase in accounts receivable of $9.8 million due to increases in revenue associated with our application service provider business, and a decrease in accounts payable of $3.3 million.